SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO §240.13d-1(a) AND AMENDMENTS THERETO FILED

PURSUANT TO §240.13d-2(a)

UNDER THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 1)

Speedway Motorsports, Inc.

(Name of Issuer)

Common Stock, Par Value $.01 Per Share

(Title of Class of Securities)

847788 10 6

(CUSIP Number)

O. Bruton Smith, Speedway Motorsports, Inc.,

5555 Concord Parkway South, Concord, NC 28027;

(704) 455-3239

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

December 14, 2012

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

CUSIP No. 847788 10 6	13D	Page 2 of 10 Pages

1	Name of Reporting Persons O. Bruton Smith
2	Check the Appropriate Box if a Member of a Group (a) ☒ (b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions) 00 and PF
5	Check if Disclosure of Legal Proceedings is Required Pursuant to Item 2(d) or 2(e) ☐
6	Citizenship or Place of Organization United States
Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 29,000,800
	8	Shared Voting Power 0
	9	Sole Dispositive Power 29,000,800
	10	Shared Dispositive Power 0
11	Aggregate Amount Beneficially Owned by Each Reporting Person 29,000,800
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13	Percent of Class Represented by Amount in Row (11) 70.1%
14	Type of Reporting Person (See Instructions) IN

CUSIP No. 847788 10 6	13D	Page 3 of 10 Pages

1	Name of Reporting Persons Sonic Financial Corporation
2	Check the Appropriate Box if a Member of a Group (a) ☒ (b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions) 00
5	Check if Disclosure of Legal Proceedings is Required Pursuant to Item 2(d) or 2(e) ☐
6	Citizenship or Place of Organization North Carolina
Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 23,700,000
	8	Shared Voting Power 0
	9	Sole Dispositive Power 23,700,000
	10	Shared Dispositive Power 0
11	Aggregate Amount Beneficially Owned by Each Reporting Person 23,700,000
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13	Percent of Class Represented by Amount in Row (11) 57.3%
14	Type of Reporting Person (See Instructions) CO

CUSIP No. 847788 10 6	13D	Page 4 of 10 Pages

1	Name of Reporting Person OBS Holdings, LLC
2	Check the Appropriate Box if a Member of a Group (a) ☒ (b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions) 00
5	Check if Disclosure of Legal Proceedings is Required Pursuant to Item 2(d) or 2(e) ☐
6	Citizenship or Place of Organization North Carolina
Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 5,300,000
	8	Shared Voting Power 0
	9	Sole Dispositive Power 5,300,000
	10	Shared Dispositive Power 0
11	Aggregate Amount Beneficially Owned by Each Reporting Person 5,300,000
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13	Percent of Class Represented by Amount in Row (11) 12.8%
14	Type of Reporting Person (See Instructions) 00

Page 5 of 10 Pages

Item 1.	Security and Issuer.

This Schedule is filed with respect to the common stock, par value $.01 per share (the “Common Stock”), of Speedway Motorsports, Inc., a Delaware corporation (the “Company”). The principal executive offices of the Company are located at 5555 Concord Parkway South, Concord, North Carolina 28027.

Item 2.	Identity and Background.

This Schedule is filed on behalf of a group consisting of O. Bruton Smith (“Mr. Smith”), Sonic Financial Corporation, a North Carolina corporation (“Sonic”), and OBS Holdings, LLC, a North Carolina limited liability company (“Holdings”). Mr. Smith, a United States citizen, is Chairman and Chief Executive Officer of the Company, whose principal office and business address is 5555 Concord Parkway South, Concord, North Carolina 28027. The Company is a leading promoter, marketer and sponsor of motorsports activities in the United States. The principal office and business address of Sonic is 5401 East Independence Boulevard, Charlotte, North Carolina 28212. Sonic is an investment holding company. The principal office and business address of Holdings is 5401 East Independence Boulevard, Charlotte, North Carolina 28212. Holdings is an investment holding company.

During the last five years, neither Mr. Smith, Sonic nor Holdings has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors); or been party to or subject to a civil proceeding of a judicial or administrative body of competent jurisdiction that resulted in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.	Source and Amount of Funds or Other Consideration.

The 29,000,800 aggregate amount of shares of Common Stock beneficially owned by Mr. Smith consist of 23,700,000 shares held by Sonic, 5,300,000 shares held by Holdings and 800 shares held in an IRA. Applicable transactions relating to these shares of Common Stock are as follows:

• 1,000 shares of Common Stock were acquired by Mr. Smith on December 21, 1994 in exchange for $1,000.

Page 6 of 10 Pages

• 11,850,000 shares of Common Stock were acquired by Sonic on March 3, 1995 in exchange for all of the outstanding capital stock of Charlotte Motor Speedway, Inc. (See Exhibit 99.1).

•      2,649,000 shares of Common Stock were acquired by Mr. Smith on March 3, 1995 in exchange for all of the outstanding capital stock of Atlanta Motor Speedway, Inc. (“AMS”) (See Exhibit 99.2). An additional 500,000 shares of Common Stock were also acquired by Mr. Smith on March 3, 1995 as part of the AMS transaction, but such shares were resold by him that same day in the Company’s initial public offering (the “IPO”).

• A two-for-one Common Stock split was effective on October 11, 2004.

• On December 14, 2012, Mr. Smith transferred 5,300,000 shares of Common Stock to Holdings.

Item 4.	Purpose of Transaction.

Mr. Smith, directly and indirectly through Sonic, acquired the majority of the shares of Common Stock described in Item 3 in a restructuring of the Company incident to the IPO. His purpose in acquiring the shares was to continue his control of the Company. Mr. Smith acquired the shares held by his IRA for personal financial planning purposes. Mr. Smith transferred 5,300,000 shares of Common Stock to Holdings for portfolio management purposes.

Item 5.	Interest in Securities of the Issuer.

The 29,000,800 shares held by Mr. Smith constitute approximately 70.1% of the Common Stock outstanding at the date of filing of this Schedule. Mr. Smith has sole voting and dispositive power over such shares. See, however, Item 6. The 23,700,000 shares held by Sonic constitute approximately 57.3% of the Common Stock outstanding at the date of filing of this Schedule. Sonic has sole voting and dispositive power over such shares. See, however, Item 6. The 5,300,000 shares held by Holdings constitute approximately 12.8% of the Common Stock outstanding at the date of filing of this Schedule. Holdings has sole voting and dispositive power over such shares. See, however, Item 6.

Mr. Smith, Sonic and Holdings have effected no transactions in the Common Stock during the past 60 days, except as explained in Item 3.

Page 7 of 10 Pages

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Mr. Smith is the President of and owns, of record and beneficially, the substantial majority, and Holdings owns, of record and beneficially, approximately 25%, of Sonic’s outstanding capital stock. In addition, Mr. Smith is the sole manager of Holdings. An aggregate of 10,550,000 shares have been pledged by Mr. Smith or Sonic to a financial institution as security for loans.

Item 7	Material to be Filed as Exhibits.

Exhibit No.	Description

24.1	Power of Attorney of O. Bruton Smith

99.1	Subscription Agreement between Sonic and the Company dated March 3, 1995 (incorporated by reference to Exhibit 1 to the Schedule 13D filed by Mr. Smith and Sonic, File No. 005-47812 (the “Schedule 13D”))

99.2	Subscription Agreement between Mr. Smith and the Company dated March 3, 1995 (incorporated by reference to Exhibit 2 to the Schedule 13D)

99.3	Joint Filing Agreement between Sonic, Holdings and Mr. Smith dated December 20, 2012

Page 8 of 10 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: December 20, 2012

O. BRUTON SMITH

By:	/s/ William R. Brooks, Attorney-In-Fact
William R. Brooks
Attorney-In-Fact

Page 9 of 10 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: December 20, 2012

SONIC FINANCIAL CORPORATION

By:	/s/ William R. Brooks
William R. Brooks
Vice President

Page 10 of 10 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: December 20, 2012

OBS HOLDINGS, LLC

By:	/s/ William R. Brooks
William R. Brooks
Vice President